PRINCIPAL SUBSIDIARIES

Principal Subsidiaries(1)
As at October 31, 2005 ($ millions)	Principal office	Carrying value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$121

BNS Investments Inc.	Toronto, Ontario	$7,381
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario

National Trustee Inc.	Toronto, Ontario	$482
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$56

Scotia Capital Inc.	Toronto, Ontario	$209

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$11

Scotia Life Insurance Company	Toronto, Ontario	$66

Scotia Mortgage Corporation	Toronto, Ontario	$219

Scotia Mortgage Investment Corporation	St. John's, Newfoundland	$58

Scotia Securities Inc.	Toronto, Ontario	$302

Scotiabank Capital Trust(2)	Toronto, Ontario	$9

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$137

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$6,978
BNS International (Barbados) Limited	Warrens, Barbados
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$270

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97%)	Mexico, D.F., Mexico	$1 ,445

Nova Scotia Inversiones Limitada	Santiago, Chile	$379
Scotiabank Sud Americano, S.A. (99%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York	(3)

Scotia Holdings (US) Inc.	Atlanta, Georgia	(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Atlanta, Georgia

Scotia International Limited	Nassau, Bahamas	$502
Corporacion Mercaban de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$223

Scotiabank El Salvador, S.A.	San Salvador, El Salvador	$313

Scotiabank Europe plc	London, England	$1,951

Scotiabank Trinidad & Tobago Limited (51% )	Port of Spain, Trinidad	$124

Scotia Capital (Europe) Limited	London, England	$16

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

Scotiabank 2005 Annual Report 133